10F-3 Report
CGCM International Equity Investments
	9/1/2014		through	2/28/2015

Issuer Name	Sub-Adviser	Trade Date	Selling Dealer	Offering Size	Total Amt. Allocated	Purchase Price
Alibaba Group Holding Limited	Schroder Investment Management North America Inc.	9/19/2014	Credit Suisse First Boston Inc.	320,106,100	10,700	68.000
Sunrise Communications Group AG	Schroder Investment Management North America Inc.	2/6/2015	UBS London	29,310,000.00	11,385	68.000